UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MOGU Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

608012100**

(CUSIP Number)

September 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “MOGU”.  Each ADS represents 25 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608012100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ping An Insurance (Group) Co. of China Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) HC-CO

CUSIP No. 608012100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pingan eCommerce Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 608012100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roc Peace Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)   Name of Issuer:

MOGU Inc.

(b)   Address of Issuer’s Principal Executive Offices:

9/F, Building No.1, Zhejiang Wealth Center

Gudun Road 99, Xihu District

Hangzhou 310000

The People’s Republic of China

Item 2.

(a)   Name of Person Filing:

I.     Ping An Insurance (Group) Co. of China Ltd.

II.    Pingan eCommerce Limited Partnership

III.  Roc Peace Limited

(b)   Address of Principal Business Office or, if none, Residence:

I, II, & III.     Ping An Finance Building

No. 1333 Lujiazui Loop, Pudong District

Shanghai 200120

The People’s Republic of China

(c)   Citizenship:

I.     The People’s Republic of China

II.    Cayman Islands

III.  British Virgin Islands

(d)   Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share

(e)   CUSIP Number:

608012100

Item 3.         If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.         Ownership

(a)   Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)   Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)   Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)          Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)       Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)      Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.         Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit 99.2

Item 8.         Identification and Classification of Members of the Group

Not applicable

Item 9.         Notice of Dissolution of Group

Not applicable

Item 10.  Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2020

Ping An Insurance (Group) Co. of China Ltd.

	By:	/s/ Bo Yao
Name: Bo Yao
Title: CFO

Pingan eCommerce Limited Partnership

	By:	/s/ Feng Hua
Name: Feng Hua
Title: Director

Roc Peace Limited

	By:	/s/ Feng Hua
Name: Feng Hua
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 7 Information